

Report of Independent Registered Public Accounting Firm

To the Management of Natixis Securities Americas LLC

We have reviewed Natixis Securities Americas LLC's (the "Company") assertions, included in the accompanying Natixis Securities Americas LLC's Exemption Report (the "Company's exemption report"), in which the Company stated that:

(1) The Company is filing an exemption report in lieu of filing a compliance report for the year ended December 31, 2025, based on the non-objection received from the Securities and Exchange Commission's Division of Trading and Markets on August 28, 2015 and December 10, 2018, based on the following:

   (a) The Company does not custody cash or securities for customers (other than those related to the Company's RVP-DVP business referenced in (1)(b) below and DTC agency facilitation business referenced in (1)(c) - (e) below);

   (b) For the Company's RVP-DVP business, the Company performs the weekly 15c3-3 formula calculation and performs a lock up, when required and files FOCUS Part II;

   (c) The Company describes its DTC agency facilitation business in a note to its Exemption Report (Appendix A to the Company's exemption report);

   (d) The Company lists in the Exemption Report each instance, including the date upon which it occurred, in which it performed the DTC agency facilitation business (Appendix A to the Company's exemption report); and

   (e) The Company lists in the Exemption Report, as an "exception" each instance in which the Company was not able to make delivery to the buyer on the same day that the security was received from the issuer for the purpose of making the security DTC eligible (Appendix A to the Company's exemption report).

   ((1) (a) – (e) above are collectively referred to as the "conditions")

(2) The Company met the conditions identified in (1) throughout the year ended December 31, 2025 without exception.

The Company's management is responsible for the assertions and for compliance with the identified conditions throughout the year ended December 31, 2025.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the identified conditions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the non-objection received from the Securities and Exchange Commission's Division of Trading and Markets on August 28, 2015 and December 10, 2018.

PricewaterhouseCoopers LLP

New York, New York
February 26, 2026

 PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017 T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us



Natixis Securities Americas LLC's Exemption Report

Natixis Securities Americas LLC (the "Company" or "NSA") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is filing an exemption report in lieu of filing a compliance report for the year ended December 31, 2025, based on the non-objection received from the Securities and Exchange Commission's Division of Trading and Markets on August 28, 2015 and December 10, 2018, based on the following:

    a. The Company does not custody cash or securities for customers (other than those related to the Company's RVP-DVP business referenced in (1)(b) below and DTC agency facilitation business referenced in (1)(c) - (e) below);

    b. For the Company's RVP-DVP business, the Company performs the weekly 15c3-3 formula calculation and performs a lock up, when required and files FOCUS Part II;

    c. The Company describes its DTC agency facilitation business in a note to its Exemption Report (Appendix A to this exemption report);

    d. The Company lists in the Exemption Report each instance, including the date upon which it occurred, in which it performed the DTC agency facilitation business (Appendix A to this exemption report); and

    e. The Company lists in the Exemption Report, as an "exception" each instance in which the Company was not able to make delivery to the buyer on the same day that the security was received from the issuer for the purpose of making the security DTC eligible (Appendix A to this exemption report).

    ((1) (a) – (e) above are collectively referred to as the "conditions")

(2) The Company met the conditions identified in (1) throughout the year ended December 31, 2025 without exception.

Natixis Securities Americas LLC

I, Otto Lambrianidis, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Signed by:

Otto Lambrianidis

By: _____
C13D16E99557427...

Principal Financial Officer

February 26, 2026



APPENDIX A – DTC Agency Facilitation (addresses conditions (1) (c) – (e))

Overview:
This is a ministerial service provided to institutional accounts, at the CLO issuer's and institution's request. As DTC requires, an investment bank is required to request for a physical security to be eligible for the DTC book-entry clearance and settlement process. NSA provides this ancillary service for its CLO placement transactions. NSA obtains possession when it receives the security "free" from the issuer. NSA then requests DTC to make the security DTC eligible. It is expected that receipt of the security, eligibility and delivery to institutional customer would be made the same day. In the event that NSA cannot make delivery to a buyer on the same day the security is received from the issuer for DTC delivery, then, in accordance with SEA 15c3-3, the firm will properly segregate the security until delivery is possible.

Background:
In a standard CLO structure, a special purpose vehicle issuer will issue multiple classes of rated debt and a class of unrated subordinated notes/equity. An investment bank is hired to act as underwriter/initial purchaser or placement agent with respect to the classes of rated debt and sometimes to the subordinated notes/equity. NSA, in its capacity of investment bank, will source investors to purchase the rated debt security classes. On closing date, the date the CLO issuer issues the various classes of securities, NSA acts in an initial purchaser capacity and purchases the rated debt classes from the issuer (which are delivered by the deal trustee to NSA' DTC participant account) and NSA then resells the rated debt classes to the investors it has sourced pursuant to a standard capital market underwriting arrangement. Therefore, NSA delivers the securities to the investors' respective DTC participant accounts on a delivery versus payment ("DVP") basis).

The subordinated notes/equity being retained by the affiliates of the collateral manager CLO sponsor (the "equity investor") can either be in physical form outside the DTC system or in book-entry DTC form. When the equity investor requests that the subordinated notes/equity be in DTC form, the collateral manager CLO sponsor will engage NSA to (i) request DTC eligibility for these securities and (ii) receive such securities into NSA DTC participant account on a "free basis" (not DVP basis) and deliver these securities on a free basis to the investor's DTC participant account.

The table below lists all the occurrences during the year ended December 31, 2025 where NSA provided this service for the subordinated notes/equity (i.e., performed the DTC agency facilitation business) (addresses condition (1)(d)). For all occurrences listed below, NSA was able to make delivery to the buyer on the same day that the security was received from the issuer for the purpose of making the security DTC eligible except for two instances noted below (i.e., two exceptions to note to address condition (1)(e)).

Issuer	Settlement Date	Segregation of Security Required (i.e. Exception)?
SOUND POINT CLO 2025R-1, LTD.	1/31/25	No
GCP GOLUB CAPITAL PARTNERS CLO 80 FLFG	4/16/25	No
GOLUB CAPITAL PARTNERS CLO 16(M) - R2, L.P.	6/25/25	No
MADISON PARK FUNDING LXV, LTD.	7/30/25	Yes
HLEND CLO 2025-4, LLC	8/12/25	No
Invesco U.S. CLO 2025-2, Ltd.	8/28/25	No
Apidos CLO LIV	9/10/25	No
BENEFIT STREET PARTNERS CLO 44, LTD.	12/19/25	Yes